FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                December                                2003
                                ------------------------------       ----------
Commission File Number          000-29898
                                ------------------------------       ----------


                           Research In Motion Limited
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                 (Translation of registrant's name into English)


                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                    Form 20-F              Form 40-F     X
                             ---------               ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No  X
                            ------------           ---------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                 DOCUMENT INDEX


     Document                                                        Page No.

        1.       News Release dated December 12, 2003 ("RESEARCH        4
                 IN MOTION ADDED TO NASDAQ-100 INDEX")

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                                                                Document 1

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[RIM logo omitted]
                                                              News Release

                                                              December 12, 2003
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION ADDED TO NASDAQ-100 INDEX

Waterloo ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that it has been added to the NASDAQ-100 index, effective Monday, December 22, 2003. Shares of RIM will also be included in the NASDAQ-100 Index Tracking Stock (Amex: QQQ).

The NASDAQ-100 Index, which was launched in January 1985, includes 100 of the largest U.S.-based and international non-financial companies listed on the NASDAQ Stock Market based on market capitalization. The index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:                                      Investor Contact:
Courtney Flaherty                                   RIM Investor Relations
Brodeur Worldwide for RIM                           519.888.7465
212.771.3637                                        investor_relations@rim.net
cflaherty@brodeur.com


Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Research In Motion Limited
                                        ----------------------------------
                                                    (Registrant)

Date:  December 12, 2003                By:  /s/  Rob Duncan
       -------------------------           ------------------------------
                                                     (Signature)
                                           Rob Duncan
                                           Vice President, Corporate Controller